05044817

ATES
ANGE COMMISSION
.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 1 8 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

SEC FILE NUMBER
8- 40433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 3rd Floor
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deslonde (212) 332-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Co., CPA's, LLC
(*Name – if individual, state last, first, middle name*)

1496 Morris Avenue, (Address) Union, (City) New Jersey (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO

Title

Notary Public

JOHN T. MELVIN
NOTARY PUBLIC, STATE OF NEW JERSEY
NO. 2047796
QUALIFIED IN UNION COUNTY
COMMISSION EXPIRES MAY 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2005

WITH

INDEPENDENT AUDITORS' REPORT

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2005, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 8, 2005

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

04619MO9.05S

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA

BALANCE SHEET

AS AT SEPTEMBER 30, 2005

ASSETS

Cash	$ 257,987
Market value of securities owned by firm	383,806
Secured demand notes	618,000
Commissions receivable	483,765
Due from clearing organization	31,570
Security deposit	2,400
Equipment, furniture and fixtures less accumulated depreciation of $304,235	13,351
Leasehold improvements less accumulated depreciation of $4,187	8,375
Other investments	20,100
Other receivable	38,168
Employees loan receivable	51,798
Prepaid expenses	25,590
Prepaid taxes	9,421
TOTAL ASSETS	$1,944,331

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value		$ 251,191
Due to clearing organization		75,885
Interest payable		13,905
Payroll taxes payable		148,188
Accrued expenses		629,594
Pension payable		60,413
		1,179,176
Commitments		
Liabilities subordinated to claims of general creditors		618,000
Stockholder's equity:		
Common stock, no par value, 2000 shares authorized, 213 issued and 213 outstanding	50,100	
Paid in capital	1	
Retained earnings	97,054	
Total stockholder's equity		147,155
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,944,331

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues:		
Trading		$2,800,682
Commissions		2,371,405
Interest		50,825
Other		2,105,027
Total revenues		$7,327,939
General and Administrative expenses:		
Payroll	$3,813,629	
Payroll taxes	186,003	
Travel, entertainment and lodging	393,882	
Insurance	38,230	
Office supplies	71,532	
Telephone	196,410	
Professional fees	109,251	
Equipment rental	228,502	
Rent	338,209	
Postage	20,559	
Subscriptions	49,320	
Bank charges	8,630	
Registrations	29,047	
Advertising	519	
Miscellaneous	6,838	
Commissions	62,891	
Repairs	2,027	
Clearance Charges	1,088,633	
Lease expense	57,786	
Depreciation	49,997	
Exchange fees	65,467	
Membership fees	7,259	
Auto expense	31,241	
Donations	20,327	
Interest	55,620	
Health insurance	244,561	
Pension	78,000	
Gifts	10,815	
Seminars and education	6,332	
Regulatory fees	17,937	
Total general and administrative expenses		7,289,454
Income before income taxes		38,485
Income taxes		
Federal	-0-	
State and city	41,410	
Total income taxes		41,410
Net loss		$ (2,925)

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities:		
Net loss		$ (2,925)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	49,997	
(Increase) decrease in:		
Market value of securities owned by firm	3,176,803	
Commissions receivable	(409,997)	
Accrued interest receivable	56,926	
Prepaid expenses	(9,052)	
Prepaid taxes	(7,346)	
Other receivable	(18,250)	
Increase (decrease) in:		
Securities sold not yet purchased	12,623	
Payroll taxes payable	30,805	
Pension plan payable	1,913	
Accrued expenses	237,618	
Interest payable	(1,064)	
Income taxes payable	(3,685)	
Total adjustments		3,117,291
Net cash provided by operating activities		3,114,366
Cash flows from investing activities:		
Employee loans repaid	39,359	
Purchase of equipment	(36,406)	
Net cash provided by investing activities		2,953
Cash flows from financing activities:		
Money repaid to clearance organization	(2,915,458)	
Distribution	(2,110)	
Net cash used by financing activities		(2,917,568)
Net increase in cash		199,751
Cash, beginning of year		58,236
Cash, end of year		$ 257,987

Supplemental disclosures of cash flow information	
Cash Paid for:	
Interest	$ 56,620
Income taxes	$ 36,000

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2005

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of year	$ 50,100	$ 1	$102,089	$152,190
Distribution	-0-	-0-	(2,110)	(2,110)
Net loss	-0-	-0-	(2,925)	(2,925)
Balance, end of year	$ 50,100	$ 1	$ 97,054	$147,155

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Balance - beginning of year	$618,000
Increases	-0-
Repayments	-0-
Balance - end of year	$618,000

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2005, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2005 were $519.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2004 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $10,000. The employer match recognized during the year ended September 30, 2005 is $78,000.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120-month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $21,483.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2005 is as follows:

Year Ending September 30,	Amount
2006	$257,796
2007	257,796
2008	107,415
Total minimum payments required	$623,007

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005, the Company had net capital of $548,383 which, was $448,383 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

The Company was named in a Class Action Suit in 1996. The Company has reached a settlement pending approval by the bankruptcy court of $112,000.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2005

Schedule 1

Total stockholders' equity		$ 147,155
Liabilities subordinated to claims of general creditors allowable in computation of net capital		618,000
Total capital and allowable subordinated liabilities		765,155
Less: Deductions and/or charges: Non-allowable assets		169,203
Net capital before haircuts on security positions		595,952
Less: Haircuts on securities:		
State and municipal government obligations	$ 23,847	
Stocks	16,939	
Undue concentrations	6,783	
		47,569
Net capital		548,383
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 448,383

Aggregate indebtedness / Net capital = $ 852,100 / $ 548,383 = 155.39%

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $328. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT SEPTEMBER 30, 2005

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through First Clearing, LLC on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2005, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $328. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2005 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 8,2005

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

[redacted]

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 8, 2005